November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Genesis Park Acquisition Corp.

Registration Statement on Form S-1

Filed September 25, 2020, as amended

File No. 333-249066

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Genesis Park Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on November 23, 2020 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 150 copies of the Preliminary Prospectus dated November 20, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

JEFFERIES LLC
as Representative of the Several Underwriters

By:	/S/ TINA PAPPAS
	Name:	Tina Pappas
	Title:	Managing Director